Filed pursuant to Rule 433 Free Writing Prospectus February 20, 2025 Registration No. 333-281615 One Franklin Parkway San Mateo, CA 94403-1906 tel (650) 312-2000 franklintempleton.com

Contact: Beverly Khoo, (917) 319-6855, beverly.khoo@franklintempleton.com

Franklin Templeton Expands its Digital Asset ETP Suite With Launch of the Franklin Crypto Index ETF

EZPZ provides investors with exposure to spot Bitcoin and Ethereum

SAN MATEO, CA, February 20, 2025 – Franklin Templeton today launched the Franklin Crypto Index ETF (EZPZ), an innovative exchange-traded product (ETP) providing exposure to the price movements of the two most prominent cryptocurrencies - bitcoin and ether. EZPZ’s sponsor fee of 0.19 percent will be waived for investors until August 31, 20251.

“The rapid growth of our ETF business reflects our unwavering commitment to staying at the forefront of innovation,” said David Mann, Global Head of ETF Product and Capital Markets at Franklin Templeton. “EZPZ offers a convenient and low-cost way to gain exposure to the two most established and largest blockchain ecosystems. In the longer-term, the ETP intends to add any new coins as they become eligible for index inclusion. It is our hope this ETP evolves to represent beta for crypto."

EZPZ offers investors indirect exposure to the two largest digital assets—bitcoin and ether—through a single investment vehicle. The ETP seeks to track the CF Institutional Digital Asset Index, which is composed of the largest digital assets that comply with the regulations and standards of major financial jurisdictions and capital markets. The index weights by market capitalization and is currently approximately 82 percent to bitcoin and 18 percent to ether. The ETP is managed with secure custody by Coinbase, a trusted leader in digital asset custody.

Building on Franklin Templeton’s legacy of innovation, EZPZ is the firm’s third digital asset ETP launch in just over a year. The first ETP, Franklin Bitcoin ETF (EZBC),was launched on January 11, 2024 and the Franklin Ethereum ETF (EZET) launched on July 23, 2024. This expanding suite of digital assets ETPs highlights Franklin Templeton's ongoing commitment to providing secure, transparent, and modern investment solutions that address the evolving needs of clients.

“Franklin Templeton is making investing in a low cost portfolio of crypto EZPZ,” said Roger Bayston, Head of Digital Assets at Franklin Templeton. “Blockchains are emerging as important utilities for the current and future information and data economies. These networks are being developed to solve real-world problems and unlock new possibilities. With EZPZ, we’re offering a simple low-cost, way to gain exposure to this growing and important asset class.”

About Franklin Templeton

Franklin Resources, Inc. [NYSE:BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and $1.58 trillion in assets under management as of January 31, 2025. For more information, please visit franklintempleton.com and follow us on LinkedIn, X and Facebook.

About Franklin Templeton ETFs

At Franklin Templeton, we've built an all-weather ETF and ETP platform. With over $32 billion in AUM and 100+ ETFs across all asset classes, we offer comprehensive solutions to keep clients invested in any market. Backed by 11 specialist investment managers delivering an established lineup of active, passive and smart beta + innovation-focused ETP strategies, we partner to serve wealth managers in a variety of ways across an entire portfolio. Experience the power of a partnership that opens doors to endless possibilities. For more information, please visit https://www.franklintempleton.com/investments/capabilities/etfs/index.

1.     The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor’s Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. For a period commencing on the day the Shares are initially listed on the Exchange to August 31, 2025, the Sponsor will waive the entire Sponsor’s Fee on the first $10.0 billion of the Fund’s assets.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

This is not a direct investment in bitcoin or ether, but rather, an exchange-traded product that invests in bitcoin and ether (“Digital Assets”).

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only bitcoin, ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. The Fund issues a Schedule K-1.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund’s Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund’s Shares depends on the acceptance of the Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Digital Assets markets, the value of the Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of the Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Bitcoin and Ethereum networks, or the digital asset markets generally.

The Underlying Index, as well as the index prices used to calculate the value of the Fund’s Digital Assets have limited performance history and may be volatile, and could experience calculation or other errors, in which case the Underlying Index price could fail to track the Digital Asset prices, which could adversely affect the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.  A temporary or permanent “fork” in the Bitcoin or Ethereum blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than bitcoin, ether and cash. Shareholders may not receive the benefits of any forks or “airdrops.” Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Assets price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amounts of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor’s Fee and other Fund expenses including costs incurred in connection with rebalancing/reconstitutions of the Fund’s investments in accordance with the Underlying Index. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund’s account at the Digital Assets Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so an investment in the Fund’s shares will not realize the economic benefits of staking.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, the Fund performance may differ significantly from the Underlying Index performance during any times when the Fund is not yet invested in these additional digital assets.

The Fund seeks to provide investment results that correspond to the Digital Assets exposure of the Underlying Index, and will not speculatively trade Digital Assets based on price movements.

Franklin Distributors, LLC. Member FINRA, SIPC. Marketing agent for the Franklin Crypto Index ETF.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.

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